FORDHAM FINANCIAL MANAGEMENT, INC.

SCHEDULE-I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2015

Total stockholders' equity		$ 200,975
Deductions/charges:		
Non-allowable assets:		
Furniture and equipment, net	$ 989	
Due from registered representatives	48,337	
Prepaid registration fees	24,852	
Security deposits	20,800	
Total deductions/charges		94,978
Net Capital before haircuts on securities positions		105,997
Haircuts on securities pursuant to 15c3-1(f)		17
Net Capital per rule 15c3-1		**$ 105,980**
Computation of Net Capital Requirement		
Aggregate indebtedness		
Accounts payable	$ 37,111	
Commissions payable	19,095	
Regulatory assessment	6,197	
Income taxes payable	3,255	
Total aggregate indebtedness		$ 65,658
Minimum capital required (the greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Excess Net Capital		**$ 5,980**
Ratio of aggregate indebtedness to net capital		0.62 to 1
Reconciliation with Company's Computation (included in part IIA of Form X-17A-5 as of December 31, 2015)		
Net Capital, as reported in the Company's Part II (unaudited) FOCUS report		$ 142,891
Audit adjustments to income taxes and accrued expenses		(36,911)
Net Capital per the preceding		**$ 105,980**